UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11K

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

For the fiscal year ended August 31, 2001

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from ______

Commission File Number: 1-11869

FactSet Research Systems Inc.
Employee Stock Ownership Plan for Nonresident Aliens

(Full title of the plan)

FactSet Research Systems Inc.
One Greenwich Plaza
Greenwich, Connecticut 06830
(Address of the plan)

FactSet Research Systems Inc.
(Name of issuer of the securities held pursuant to the plan)

FactSet Research Systems Inc.
One Greenwich Plaza
Greenwich, Connecticut 06830
(Address of issuer’s principal executive office)

FactSet Research Systems Inc.
Employee Stock Ownership Plan for Nonresident Aliens
Index to Financial Statements
August 31, 2001

Form 11K

Table of Contents

Page

Financial Statements
Statement of Net Assets Available for Plan Benefits	3
as of August 31, 2001
Statement of Changes in Net Assets Available for Plan Benefits	4
for the Period September 1, 2000 (inception) Through August 31, 2001

Supplemental Schedule
Schedule of Assets (Held at End of Year)	5

Signature	5

FactSet Research Systems Inc.
Employee Stock Ownership Plan for Nonresident Aliens
Statement of Net Assets Available for Plan Benefits
August 31, 2001

Assets

Investment at fair value
Common stock of FactSet Research Systems Inc.	$459,443

Dividends receivable	725
Total assets	460,168

Net assets available for plan benefits	$460,168
======

FactSet Research Systems Inc.
Employee Stock Ownership Plan for Nonresident Aliens
Statement of Changes in Net Assets Available to Plan Benefits
For the Period September 1, 2000 (inception) Through August 31, 2001

Additions
Transfer from FactSet Research Systems Inc. ESOP	$813,926
Dividends on common stock	3,488

Total additions	817,414

Deductions
Distributions to participants	186,183
Depreciation in common stock	171,063

Total deductions	357,246

Increase in net assets during the plan year	460,168

Net assets available for plan benefits
Beginning of the period	––
End of the period	$460,168
======

FactSet Research Systems Inc.
Employee Stock Ownership Plan for Nonresident Aliens
Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
Description of investment including
	Identity of Issue, borrower,	maturity date, rate of interest,		Current
	lessor, or similar party	collateral, par or maturity value	Cost	value

**	FactSet Research Systems Inc.	Common Stock, 18,124 shares	$624,984	$459,443
$25.35/share

**Indicates an identified person known to be a party-in-interest to the Plan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee and the Trustee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FactSet Research Systems Inc. Employee Stock Ownership Plan for Nonresident Aliens

Signature of Reporting Person

Date:	February 28, 2002	/s/ Ernest S. Wong
-------------------------
Ernest S. Wong
Senior Vice President,
Chief Financial Officer and Secretary